MYERS INDUSTRIES, INC.

1293 South Main Street

Akron, Ohio 44301

(330) 253-5592

May 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas O’Leary
Division of Corporation Finance

Re:	Myers Industries, Inc.

Registration Statement on Form S-3

Filed May 7, 2024

File No. 333-279187

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Myers Industries, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective on, Thursday, May 23, 2024, at 5:00 p.m., Eastern Daylight Savings Time, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures of the Registrant in the Registration Statement; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that notification of such declaration of effectiveness be made to J. Bret Treier of Vorys, Sater, Seymour and Pease LLP, our outside counsel, by telephone at (330) 208-1000 or by e-mail at jbtreier@vorys.com.

Sincerely,
MYERS INDUSTRIES, INC.
/s/ Michael McGaugh
Michael McGaugh
President and Chief Executive Officer